Exhibit 23.4

To:	QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia, Cyprus

(Attention: Sergey Solonin, Chief Executive Officer)

September 14, 2013

Dear Sirs:

We hereby consent to (i) the use in the Registration Statement (the “Registration Statement”) to be published in connection with the secondary public offering (the “Offering”) of Class B shares of QIWI plc (the “Company”) in the form of American Depositary Shares (“ADSs”), of our reports “Assessment of QIWI’s Strategic Positioning”, “Industry Landscape Assessment: Russia” and “Industry Landscape Assessment: Kazakhstan”, each dated November 21, 2012, as updated on September 14, 2013 (together, the “Reports”), relating to certain agreed aspects of the markets in which the Company operates and its competitive position within those markets, (ii) the use of our name and all references to our name and of the Report; and (iii) all references to our preparation of an independent Report. We further acknowledge and agree that the relevant consent will also be included as an exhibit to the Registration Statement.

We acknowledge that extracts from the Report will be used in the Registration Statement and any material prepared by the Company in connection with the Offering such as the analyst presentation and the roadshow presentation and may also be used publicly following completion of the Offering; provided that no such extract shall distort or materially alter the meaning of or conclusions reached in the Report.

Yours faithfully,

Yogesh Oka
Director for and on behalf of Edgar, Dunn & Company